

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
Registration Statement on Form S-4
Filed December 23, 2010
File No. 333-171370

Dear Ms. Sutherland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 10.875% Notes due 2015 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

2.   Please note that our comments on your request for confidential treatment will be provided under separate cover.

Prospectus Cover Page

3.   Please indicate on the cover page that the exchange offer is an Exxon Capital exchange offer.

4.   Please indicate on the cover page that the exchange notes will be unconditionally guaranteed by Nationstar Mortgage LLC, Nationstar Capital Corporation and the other guarantors. Also indicate whether the guarantors will jointly and severally guarantee the exchange notes.

Market and Industry Data

5.   You may explain the sources of information in a registration statement, but you may not disclaim liability for it. Please revise.

Prospectus Summary

Loan Servicing, page 1

6.   Please provide substantiation for the statement that you are "one of the largest independent loan servicers in the United States".

Our Strengths, page 5

7.   Please eliminate the phrase "Best-In-Class".

Summary Consolidated Financial Data, page 14

8.   Please revise your disclosure of adjusted EBITDA in the table on page 15 to address the following:

   a. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K when determining that your presentation of "adjusted EBITDA" was not a prohibited non-GAAP measure;
   b. Specifically identify this measure as a non-GAAP measure;
   c. Expand your disclosure to provide additional information about how management uses this measure in assessing the performance of your operating segments and how it is incorporated into the decisions regarding the allocation of resources to each segment; and

       d. Disclose the reasons for excluding "interest expense from unsecured senior notes" from your measure. It appears that this interest expense will continue to be incurred in the future, either from the existing notes or from the exchanged notes.

       Refer to Release No. 34-47226 and Questions 102.09 and 103.01 in the Non-GAAP Financial Measures Compliance and Disclosure Interpretation on the SEC's website.

9.   You disclose that you use Adjusted EBITDA (with additional adjustments) to measure your compliance with covenants such as leverage coverage ratios for your unsecured senior notes. Please revise to disclose the following:

       a. Disclose this measure here or in your liquidity and capital resources discussion beginning on page 78;
       b. Provide a reconciliation of this measure to the most comparable GAAP measure; and
       c. Please disclose the amount or limit required to comply with the covenant and identify the particular credit agreement included in your liquidity discussion that includes this covenant.

Risk Factors, page 17

10.   Please revise your Risk Factors section so that the risk factor headings clearly state the risk and so that the following discussions are concise. We note that several of your current risk factors require numerous paragraphs to communicate the risk; consider breaking these into multiple risk factors that are clear and concise.

11.   Some of your risk factors make statements regarding your ability to provide assurances, predictions, certainties or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances, predictions, certainties or guarantees.

We are conducting an internal review of our foreclosure policies, page 17

12.   Please revise the second paragraph of this section to provide the approximate number of states where you have been asked to suspend foreclosure proceedings and where you have delayed such proceedings.

Selected Historical Consolidated Financial Data, page 40

13.   We note your disclosure that you have not provided financial information for periods prior to the Acquisition due to the fact that it cannot be created without unreasonable effort and expense. Please submit a request for a waiver of the reporting requirements to the Division of Corporation Finance's Office of Chief Accountant.   Instructions for this process can be found on the SEC's website. In your letter, please provide an expanded description of why the historical information is impacted by your acquisition, provide a description of the structure of the acquisition and clarify whether it was accounted for as a reverse acquisition. Otherwise, please revise to include the financial information for all periods required by Regulation S-K.

14.   We also note that you have not included certain periods in your historical financial data because they would not contribute to an investor's understanding of your historical financial performance. Please revise to clarify whether this information is available to you. If so, please revise your financial data to include these amounts. Any material variances or changes in your operations affecting trends in your historical results may be discussed elsewhere in the filing, where appropriate. If this information is unavailable to you and would cause an undue hardship to create, please submit a request for a waiver of the reporting requirements to the Division of Corporation Finance's Office of Chief Accountant.

Description of the Exchange Offer

Resale of the New Notes, page 43

15.   Please revise this section and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acquire the New Notes in the ordinary course of the business of the holder and any beneficial owner.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our Business, page 53

16.   Please revise Management's discussion and Analysis to include amounts determined in accordance with your GAAP financial results. In this regard, please revise to include the amounts related to your purchase of mortgage service rights acquired on September 27, 2010 as they are included in your GAAP results. Any impact this acquisition has on your material trends and results of operations may be discussed where appropriate within Management's Discussion and Analysis. Refer to Item 303 of Regulation S-K. To the

extent you continue to believe the amounts are not material, please provide us the requested information in your response along with a discussion of how you determined it was not material.

17.   Please revise to disclose the actual costs per loan for the periods included in Management's Discussion and Analysis as this appears to be a material consideration in management's evaluation of the effectiveness of your business model. Please also revise to discuss material variances in the historical trends related to this metric.

Segment Results, page 60

18.   Given the number of loans modified as discussed on page 102, please clarify how you determine whether a modified loan is delinquent for the purposes of your disclosure on page 61. Clarify how many payments are made before a loan is removed from delinquent status. Disclose the impact of modifications on the value of your servicing asset, if material.

For the Years Ended December 31, 2009 and 2008, page 71

19.   Please revise your disclosure to provide additional detail regarding the increase in losses associated with the sale of other real estate owned. Given the materiality of the loss to your net income, the amount of other real estate owned transferred into the portfolio during the year, as well as the ending balance of other real estate owned, please discuss what procedures you have in place to validate the fair value estimates of this asset. Describe, for instance, how often you obtain updated appraisals and broker quotes and discuss the types and amounts of any adjustments you may make as a result of outdated appraisals.

20.   Please revise your disclosure to expand your discussion of the reasons for the decline in impairments in investment securities. Discuss the reasons for the impairments during 2008 and whether those conditions were still present in 2009.

Business

Culture of Credit Loss Ownership and Accountability, page 98

21.   Please revise to define "credit loss ownership".

Properties, page 112

22.   We note your disclosure on page 108 that you have 8 retail locations. Please state how many branch office leases you have on page 112 and how many leases you hold on properties that you have either subleased or that are being actively marketed for disposal.

Management, Board of Managers and Board of Directors

General

23.   Revise this section to include Douglas Krueger, who is defined as a named executive officer on page 124.

Board of Managers; Board of Directors, page 118

24.   Revise each of these sections to state the terms of office of the managers and directors. Refer to Item 401(a) of Regulation S-K.

Compensation Discussion & Analysis

General

25.   We note that you do not provide any discussion of your evaluation of the potential risks arising from your compensation policies as contemplated by Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Process for Setting Executive Officer Compensation, page 121

26.   Revise to indentify the designated manager of FIF HE Holdings, LLC.

Elements of Compensation

Annual Bonus Plans, page 122

27.   We note your disclosure on page 123 that named executive officers must generally be employed by the Company to receive a bonus. Please tell us what you mean by "generally".

Summary Compensation Table, page 124

28.   Revise the table to state the principal position of each named executive officer.

29.   Please include 2009 compensation information.

Manager Compensation, page 129

30.   Include a similar paragraph with respect to the board of directors of Nationstar Capital Corporation.

Certain Relationships and Related Party Transactions, page 130

31.   Revise the last paragraph to state the approximate dollar value of the amount involved in the transaction. Refer to Item 404(a)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 131

32.   Please update to provide the security ownership as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Consolidated Financial Statements

2. Significant Accounting Policies

General

33.   Please disclose whether you have recorded a valuation reserve for accounts receivable given your disclosure on page 102 that you forego certain accrued fees as a result of loan modifications. If so, please disclose your methodology for determining the amount of required valuation reserve. If not, please disclose how you determined that a valuation reserve was not required.

Allowance for Loan Losses on Mortgage Loans Held for Investment, page F-9

34.   We note your disclosure that you record a loss on a loan when you deem it to be partially or fully uncollectible. Please revise to disclose whether you follow ASC 450, ASC 310, or both to evaluate your loan portfolio for collectability. If you utilize ASC 310, please revise to disclose how your policy is consistent with the guidance in ASC 310-10-35-16 which indicates that a loan is impaired when it is probable that both the contractual interest and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement.

Interest Income, page F-11

35.   Please revise your disclosure to address the following:

   a. Clarify your basis for resuming accrual when a mortgage loan becomes less than 90 days delinquent, how you determined that you will collect all amounts and how doing so considers the fact that you have not yet collected all past due amounts;
   b. Disclose whether you require a sustained period of repayment to support the resumption of interest accruals on a past due loan, and if not, disclose why not; and
   c. Clarify how you account for accrued and unpaid interest at the time you discontinue the accrual of interest.

4. Mortgage Loans Held for Sale and Investment, page F-16

36.   Please revise your disclosures to clarify whether you recorded any non-accretable discount in connection with your transfer of loans held for sale to loans held for investment. If so, please separately present any cash flows you do not expect to receive (i.e. the non-accretable portion) related to the discount recorded upon transfer of the mortgage loans back into the held for investment portfolio. If not, please disclose the contractual principle amount you deemed to be uncollectible.

6. Mortgage Servicing Rights, page F-20

37.   Please revise to disclose the amount that would be remitted to third parties that is netted in the fair value measurement of your mortgage servicing rights. Please also revise to disclose how you determined that the amounts due to third parties upon sale of the assets should be netted in your fair value measurement, citing the specific literature relied on where appropriate.

10. Indebtedness, page F-23

38.   Please revise to disclose here, and on page F-64, the conditions under which the $25 million MRA facility entered into in February 2010 may be callable on demand.

11. Repurchase Reserves, page F-25

39.   Please revise to disclose the information required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a

statement that such an estimate cannot be made. We also remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources, such as increases or decreases in the volume or amount of claims. Please revise your discussion on page 115, or elsewhere if appropriate, to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties. Please provide this discussion separately for the repurchase obligations related to your sold and serviced loans, if material.

16. Fair Value Measurements, page F-29

40.   Please revise to disclose how you considered that mortgage backed securities may have collateral with differing credit and other characteristics when determining the fair value of your loans held for sale. Please also disclose how you consider the existence of any guarantees embedded in the MBS that are not also contained in your loans held for sale.

41.   Please revise your disclosures to clarify the criteria used to stratify your mortgage servicing rights for the purposes of determining fair value.

42.   Please revise to include a more detailed discussion about the adjustments made to broker prices and third party appraisals for other real estate owned. Clarify the portion of your other real estate owned that is valued using each model.

23. Business Segment Reporting, page F-34

43.   Please revise to provide a more detailed description of how you determine the estimated value of services performed for the purpose of allocating revenues and expenses to your individual segments. Refer to ASC 280-10-50-29.

Consolidated Financial Statements for the Period Ended September 30, 2010

3. Variable Interests Entities and Securitizations, page F-56

44.   We note your disclosure on page F-58 that you deconsolidated a securitization trust on July 1, 2011 due to the cumulative realized losses exceeding your retained beneficial interests. Please provide additional detail regarding all factors considered in determining that you no longer believe that you have a) the right to receive benefits or obligation to absorb losses that could be potentially significant to the trust and b) the power to direct the activities that most significantly impact the economic performance of the trust.

6. Mortgage Loans Held for Sale and Investment, page F-60

45.   Please revise to disclose the types of items included in "other changes" in your table on page F-61. Please revise your Management's Discussion and Analysis to discuss trends in these items, if appropriate.

11. Mortgage Servicing Rights, page F-68

46.   Please revise to clarify whether you noted any material differences between the third party valuations of portions of your mortgage servicing rights.

12. Members' Equity, page F-71

47.   Please revise to disclose the following information related to the Class A units and the Series I Preferred Stock Unit Award Agreements:

   a. The method used to determine the amount of compensation cost resulting from these grants;
   b. The period of vesting for the Class A shares issued under the Fifth Agreement and the PRSU Agreements;
   c. The weighted average grant date fair value for the awards;
   d. The total compensation cost not yet recognized and the period over which it is expected to be recognized.

   Refer to ASC 718-10-50.

15. Guarantor Financial Statement Information, page F-74

48.   Please revise this footnote to clarify the basis for referencing the notes as secured since, as disclosed throughout the document, they are unsecured.

Exhibits

49.   We note that certain exhibits, attachments, etc. to some of the exhibits to your filing have not been included. Please file all exhibits in their entirety.

50.   In your next amendment, file as exhibits to the registration statement the corporate documents of all of the additional registrant guarantors.

Exhibit 5.1

51.   Revise the legal opinion to state that the Exchange Notes will be binding obligations of each of the Registrants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey at (202) 551-3303 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
           Duane McLaughlin, Esq.
           Cleary Gottlieb Steen & Hamilton LLP
           (212) 225-3999